Exhibit 99.6

NICE Named Leader In 2025 Aragon Research GlobeTM for AI Agent Platforms in
the Intelligent Contact Center

CXone Mpower highlighted for delivering true end-to-end workflow automation for customer service

Hoboken, N.J., April 17, 2025 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the 2025 Aragon Research GlobeTM for AI Agent Platforms in the Intelligent Contact Center report. The Globe identified NICE for its strengths, notably its CXone Mpower AI platform orchestrating customer service workflows, agents and knowledge at impressive scale and precision driving predictive, proactive and personalized interactions. NICE recently introduced CXone Mpower Orchestrator, a groundbreaking solution that leverages AI to proactively analyze, optimize and automate customer-service workflows for high-value use cases across both front-office care and back-office operations. It reduces costs and delivers rapid resolutions from intent to closure.

Aragon also acknowledged NICE's global partner ecosystem as another strength. NICE's partner ecosystem is powered by customer-inspired partnerships. As customers push for faster, scalable outcomes, NICE aligns its partnership strategies to meet these demands. With a broad network of partners, NICE can quickly identify the right ones to drive success, ensuring it meets evolving customer needs with speed and precision.

Aragon Research analysts evaluated 21 providers in the market and the growing use cases for virtual agents in the Contact Center.

"AI Agent Platforms are transforming contact centers, enabling them to deliver better customer service and boost efficiency." said Jim Lundy, Founder and CEO of Aragon Research. "NICE's approach to distinguish itself includes its partner ecosystem and ability to automate complex workflows and deliver predictive, proactive, and personalized interactions."

Barry Cooper, President, CX Division, NICE, said, "Businesses have made it clear that they need a CX platform that supports and optimizes all the ways consumers and organizations interact. I believe being named a Leader in Aragon Research's AI Agent Platforms in the Intelligent Contact Center GlobeTM is an indicator of CXone Mpower's ability to unite human and AI agents on its single, AI platform. CXone Mpower is driving a new wave of productivity, efficiency, and innovation across every service touchpoint."

Aragon Research does not endorse vendors, or their products or services that are referenced in its research publications, and does not advise users to select those vendors that are rated the highest. Aragon Research publications consist of the opinions of Aragon Research and Advisory Services organization and should not be construed as statements of fact. Aragon Research provides its research publications and the information contained in them "AS IS," without warranty of any kind.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.